Global Cancer Technology, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2018 and 2017
Unaudited

	2018		2017	
Operating Revenue, net	$	-	$	25,000
Costs of sales		-		10,000
Gross profit		-		15,000
Operating expenses:				
General and administrative expenses		347,124		388,791
Loss from operations		(347,124)		(373,791)
Interest expense		12,004		427
Loss before income taxes		(359,128)		(374,218)
Provision for income taxes (benefit)		-		-
Net loss	$	(359,128)	$	(374,218)